White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 3 to Registration Statement on Form S-1
Filed March 13, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated March 24, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement Form S-1 filed March 13, 2023. Amendment No. 4 is being filed simultaneously.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates. During the course of our review, we noted that certain share and warrant numbers needed to be modified to give effect to certain PIPE investors investing amounts which included different number of cents rather than whole dollars. Because the conversion price of the Series C Convertible Preferred Stock (the “Series C”) and the warrants and based upon an assumption that the conversion price will be $1.00, we have been required to make slight changes to the number of shares of common stock and warrants being registered. A new fee table is enclosed and the additional fee has been paid.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 3 to Registration Statement on Form S-1 filed March 13, 2023

Summary

Planned Acquisition of a Broker-Dealer, page 1

1.	We note you filed a Form 8-K on March 16, 2023 disclosing that between March 12, 2023 and March 16, 2023, you entered into a Securities Purchase Agreement with accredited investors. We further note you disclose that the proceeds from the offering, after offering expenses and related costs, will be used to enable you to proceed with the acquisition of a broker-dealer. Please revise your prospectus to update your disclosure and discuss the status of your planned acquisition of a broker-dealer, including the name of such Broker-Dealer and whether the broker-dealer is registered with the Securities and Exchange Commission. Please also provide the information required by Item 701 of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2023

Response: We have revised the disclosure on page 1 to clarify that the proceeds from the March 2023 sales of Units are intended to provide additional capital that is required for regulatory purposes in order to close the acquisition of the broker-dealer. We have also revised the disclosure to disclose that the name of the broker-dealer is “Commenda Securities LLC” and to explain that it is registered as a broker-dealer with the Commission, and added under “Recent Sales of Unregistered Securities” the information required by Item 701 of Regulation S-K.

Risk Factors

Because we have agreed with the Fund that we will redeem all of its partners in five years, we may not have the capital, page 7

2.	Please expand this risk factor to discuss the risk that your commitment to acquire the partnership interests of all investor partners in WR Fund #1 may present to your shareholders. For example, discuss how such purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: We have supplemented the risk factor disclosure on page 7 as requested to reflect additional risks and uncertainties relating to the redemption.

The Spin-Off, page 37

3.	We note your response to prior comment 5 and reissue it in part. Please include risk factor disclosure discussing potential risks related to the fact that you may not have any agreement governing the relationship and respective rights and obligation between you and White River after the spin-off. Address how terms related to the separation will be governed, including the transfer of assets, assumption of liabilities and indemnification obligations.

Response: We have supplemented the risk factor disclosure on page 7 as requested to disclose the risks and uncertainties of not having any agreement with respect to these entities following the Spin-Off.

Business

Company Overview, page 48

4.	We note that you added disclosure in the first paragraph on page 48 in response to prior comment 7, regarding the March 2020 sale of White River Holdings to Ecoark, though also stating “...on July 25, 2022, the Ecoark re-acquired White River Holdings as Ecoark began to divest its businesses.”

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2023

Please further revise to clarify your reference to Ecoark in the quotation above, as it appears that you would be referring to the transaction in which Fortium re-acquired and Ecoark sold, White River Holdings in the July 2022 reverse merger.

Please also clarify how the 200,000 Ecoark common shares received and retained by Fortium in the March 2020 transaction are reflected in your accounting for the July 2022 reverse merger and considered in connection with your purchase price allocation on page F-35.

Response: We have amended the disclosure related to the quoted terms, as “Ecoark” was incorrectly included in that sentence, and it was indeed Fortium that re-acquired White River Holdings.

The 200,000 shares received and retained by Fortium in the March 2020 transaction are not part of the July 2022 reverse merger transaction. Those shares were sold prior to Fortium and Ecoark entering into the merger agreement. We have included reference to this in the amended Prospectus at page 48.

Properties

Oil and Natural Gas Reserves, page 57

5.	We have read your response to prior comment 8 and reviewed the revised cash flow calculations with added footnotes (3) and (4) on pages 57-58. As currently presented, the text of footnote (3) describes a presentation of PV-10. However, the reference to footnote (3) appears next to the line item “10% annual discount for estimated timing of cash flows”, and not next to a presentation of PV-10. Separately, the text of footnote (4) appears to describe the calculation of the “Standardized Measure of Discounted Future Net Cash Flows”. However, the reference to footnote (4) appears next to the line item “Discounted Future Net Cash Flows”, which does not appear to reflect a deduction for income taxes, whereas the calculation of the standardized measure requires a deduction for future income tax expense. If your intent is to present the Standardized Measure, revise your presentation and footnote (4) accordingly.

Response: We have amended the charts on pages 57 and 58 of the Prospectus to reflect the appropriate line items with the footnotes. We have eliminated the previous footnote (4) and corrected the charts to include a line item for future income taxes, and revised the footnotes to correspond to the line items presented.

Report of Independent Registered Public Accounting Firm, page F-2

6.	We note that you have obtained and filed an updated audit report from RBSM LLP in response to prior comment 14. However, the company name in the audit opinion has been changed from White River Holdings Corp. to White River Holdings, Inc., and therefore no longer correlates with the financial statements.

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2023

Please discuss this observation with the auditor and arrange to obtain and file an audit opinion that correlates precisely with the financial statements to comply with Rule 2-02(a) of Regulation S-X.

Response: We have discussed this with RBSM, LLP the Company’s independent registered public accounting firm for the fiscal years ended March 31, 2022 and 2021, who have re-issued their opinion letter with the correct name of the Company which is White River Holdings Corp. This is included in the amended Prospectus on page F-2.

Change in Standardized Measure of Discounted Future Net Cash Flows, page F-22

7.	We have read your response to prior comment 19 and reviewed the revised “Change in Standardized Measure of Discounted Future Net Cash Flows” presented at the bottom of page F-22 of Amendment No. 3. We note the “change amount” included for Revisions of Previous Quantity Estimates is a positive value; however, the Revisions of Previous Estimates “change volume,” presented at the top of page F-22, is a negative value. Please revise your disclosure to reconcile the differences or explain why a revision is not needed.

Response: The “change amount” included for Revisions of Previous Quantity Estimates is a positive value due to the increased Commission oil pricing used in the evaluation. The increased Commission oil price made the current reserves more profitable rendering a positive number. The Revisions of Previous Estimates “change volume,” presented at the top of page F-22, is a negative value because some wells did not benefit from the increased Commission oil price due to anticipated subpar well performance and or increased operation expenses, reducing recoverable reserves.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flow, page F-22

8.	The only deduction from “future net income (loss) before taxes” reflected in your presentation of the standardized measure appears to be for the “10% annual discount for estimated timing of cash flows”. Accordingly, it appears that your presentation of the standardized measure does not include a deduction for future income tax expense. Revise your presentation of the standardized measure to correct this omission. See FASB ASC paragraph 932-235-50-31(c).

Response: We have revised our presentation of the standardized measure to correct the omission of the future income taxes on page F-22.

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2023

Exhibits

9.	Please file the executed Membership Interest Purchase Agreement dated January 23, 2023 as it appears that you have only filed the form of such agreement as Exhibit 10.27.

Response: We have replaced Exhibit 10.27 with an executed version of the Membership Interest Purchase Agreement as requested.

General

10.	The prior legal analysis provided with regard to investment company and investment adviser status was not sufficiently detailed and did not provide the staff with a sufficient basis to evaluate the Company’s analysis. Accordingly, please provide a detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address the Company and each subsidiary separately and please also address in detail, for each such entity, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response: Please see the separately attached legal analysis which has been provided by Nason Yeager Gerson Harris & Fumero, P.A., the Company’s outside counsel (“Counsel”), on the Company’s behalf to respond this Comment No. 10.

11.	Please provide detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.

Response: Please see the separately attached legal analysis which has been provided by Counsel on the Company’s behalf to respond this Comment No. 11.

12.	To the extent that the Company believes that it or one or more of its subsidiaries is not an investment company by virtue of Section 3(b)(1) or Section 3(b)(3) of the Investment Company Act, please provide detailed analysis, on an entity by entity basis, to support your views, including citations to any applicable law, regulation or other precedent.

Response: Please see the separately attached legal analysis which has been provided by Counsel on the Company’s behalf to respond this Comment No. 12.

13.	Please revise your risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the Investment Company Act and (B) the consequences if you or any subsidiaries are deemed to be an investment company under the Investment Company Act.

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2023

Response: We have revised the risk factor disclosure on page 21 to reflect the analysis set forth in the response to Comment No. 12 and the consequences if such analysis were deemed to be incorrect.

14.	Please revise your risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the Investment Advisers Act of 1940 (“Advisers Act”) and (B) the consequences if you or any subsidiaries are deemed to be an investment adviser under the Advisers Act. Please also disclose whether WR Fund #1 Manager is registered, or intends to register, as an investment adviser in any state.

Response: We have revised the risk factor disclosure on page 22 to reflect the analysis set forth in the response to prior Comment No. 53 to the Commission’s letter dated January 19, 2023 and the consequences of such analysis were deemed to be incorrect.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.